Mail Stop 3561

February 5, 2009

Thomas L. Saeli
Chief Executive Officer
Noble International, Ltd.
840 West Long Lake Road, Suite 601
Troy, MI 48098

Re: **Noble International, Ltd.**
Form 10-K
Filed April 15, 2008
Form 10-K/A filed April 29, 2008
File No. 001-13581

Dear Mr. Saeli:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Susan Block
Attorney-Adviser